Exhibit 11

                             FLORIDA ROCK INDUSTRIES, INC.
	      COMPUTATION OF EARNINGS PER COMMON SHARE

                                          THREE MONTHS ENDED
                                              DECEMBER 31,
                                            2004        2003

Net income                              $30,087,000  32,128,000

Common shares:

Weighted average shares
 outstanding during the
 period - used for basic
 earnings per share                      43,361,496  43,087,035

Shares issuable under
 stock options which are
 potentially dilutive                       951,373     867,855

Shares used for diluted
 earnings per share                      44,312,869  43,954,890

Earnings per share:
 Basic						$.69            .75

 Diluted                                  $.68            .73